FactorShares Trust
35 Beechwood Road, Suite 2B
Summit, New Jersey 07901

February 23, 2016

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	FactorShares Trust (the “Trust”) File Nos.: 333-182274 and 811-22310 PureFunds DroneTech ETF and PureFunds Video Game Tech ETF (each a “Fund” and together, the “Funds”)

Dear Mr. Minore:

This correspondence is in response to comments you provided on February 1, 2016 to the Trust with respect to the Funds and the Trust’s Post-Effective Amendment No. 30 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on December 16, 2015.  For your convenience, your comments have been reproduced with responses following each comment.  The changes indicated below will be reflected in the form of prospectus and statement of additional information for the Funds to be filed on or about February 29, 2016, the date on which the Amendment is expected to automatically become effective.

In connection with this correspondence, the Trust, on behalf of the Funds, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
(2)
comments from the U.S. Securities and Exchange Commission (the “Commission”) or the staff, or changes to disclosure in response to such comments, do not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PUREFUNDS DRONETECH ETF

Comment 1.	In the last sentence of the third paragraph under “Principal Investment Strategies,” please replace “include” with “consist of” and confirm whether “and” should be “or.”

Response:	The third through fifth paragraphs under “Principal Investment Strategies” have been replaced with the disclosure attached hereto as Appendix A. The above-referenced sentence has been deleted as part of the revisions.

Comment 2.	In the penultimate sentence of the third paragraph under “Principal Investment Strategies,” please explain what a “major part” means (e.g., a principal part).

Response:	The third through fifth paragraphs under “Principal Investment Strategies” have been replaced with the disclosure attached hereto as Appendix A. The reference to “major part” has been deleted.

Comment 3.
The definition of DroneTech Companies appears to be too open ended (e.g., companies that are expected to benefit from the growth of DroneTech). Please revise the definition to ensure such companies are principally engaged in DroneTech.

Response:	The third through fifth paragraphs under “Principal Investment Strategies” have been replaced with the disclosure attached hereto as Appendix A. The revised disclosure emphasizes that “DroneTech” is not an industry or group of industries in itself, but rather is a reference to companies across a wide variety of industries that are actively involved in drone technology and services. The Registrant notes that it is not aware of any third-party datasets in common use (e.g., Standard Industrial Classification (SIC) Codes, North American Industry Classification System (NAICS) Codes) that include a designation for “DroneTech” or something similar. Because DroneTech does not refer to a particular industry or group of industries, the Registrant does not believe that the Fund’s name implicates Rule 35d-1 under the Investment Company Act of 1940 and does not believe that the DroneTech companies included in the Index must have any greater connection to DroneTech than the connection described in the revised disclosure in Appendix A.

For the benefit of investors, the following risk disclosure has also been added to Items 4 and 9 regarding the impact of non-DroneTech factors on the performance of the Index:

Non-DroneTech Business Risk: Some of the companies in the Index are engaged in other lines of business unrelated to DroneTech, and these lines of business could adversely affect their operating results. The operating results of these companies may fluctuate as a result of these additional risks and events in the other lines of business. In addition, a company’s ability to engage in new activities may expose it to business risks with which it has less experience than it has with the business risks associated with its traditional businesses. Despite a company’s possible success in DroneTech activities, there can be no assurance that the other lines of business in which these companies are engaged will not have an adverse effect on a company’s business or financial condition.

Comment 4.	In the last sentence of the sixth paragraph under “Principal Investment Strategies,” please clarify the makeup of the remaining index allocation.

Response:	The above-referenced sentence has been revised to read as follows: “Primary DroneTech Companies will compose between 50% and 95% of the Index weight and Secondary DroneTech Companies will compose between 5% and 50% of the Index weight as of each rebalance date.”

Comment 5.	In the last sentence of the seventh paragraph under “Principal Investment Strategies,” please replace “own” with “include” (or a similar term) and explain what the “aggregate Index value” is.

Response:	The above-referenced sentence has been revised to read as follows: “In addition, the weight of any individual company in the Index is limited such that the market value of the company’s equity securities in the Index (assuming the Index’s overall value is $1 billion) does not exceed 5% of the value of the company’s outstanding equity securities.”

PUREFUNDS VIDEO GAME TECH ETF

Comment 6.
In (i) under “Principal Investment Strategies” for the Video Game Tech ETF, please revise the reference to “educational software” and “virtual reality/simulation segments” to limit such segments to video gaming.

Response:	The above-referenced paragraph has been revised to read as follows: “Companies that are software developers or hardware providers for the entertainment, educational software, or virtual reality/simulation segments of the video gaming industry or whose business model relies solely on delivering goods and services to these segments (collectively, “pure-play” companies).”

Comment 7.	Under “Video Gaming Companies Risk,” consider adding disclosure regarding the challenges of patent infringement and piracy.

Response:	The requested change has been made with respect to the disclosure in response to Item 9.

GENERAL

Comment 8.	Please confirm that each index will only rebalance semi-annually.

Response:	The Registrant so confirms.

Comment 9.	Please update the list of the three largest positions in each index.

Response:	The requested changes have been made.

Comment 10.	Please confirm that the securities purchased by a Fund outside of those included in the applicable Index will not be used to effectuate leverage.

Response:	The Registrant so confirms.

Comment 11.
With respect to each Fund’s 80% policy, please replace “component securities of the Index” with a specific reference to the types of securities held by each Fund. Please also revise the non-fundamental investment restriction in the SAI to reflect the policy described in the prospectus.

Response:	The above-referenced sentences have been revised to read as follows:

(For DroneTech) The Fund normally invests at least 80% of its total assets in securities, ADRs, or GDRs of DroneTech Companies.

(For Video Game Tech) The Fund normally invests at least 80% of its total assets in securities, ADRs, or GDRs of Video Gaming Companies.

(SAI) Under normal circumstances, the DroneTech ETF will invest at least 80% of its total assets in securities, ADRs, or GDRs of DroneTech Companies, as defined in the Prospectus. Under normal circumstances, the Video Game Tech ETF will invest at least 80% of its total assets in securities, ADRs, or GDRs of Video Gaming Companies, as defined in the Prospectus.

Comment 12.	Please update the date used to test the concentration of each Index.
Response:	The requested change has been made.

Comment 13.	Please file as an exhibit an updated Schedule A to the Investment Advisory Agreement to reflect the current names for the Funds.

Response:	The Registrant confirms that it will file an updated Schedule A to the Funds’ Investment Advisory Agreement in a subsequent post-effective amendment to the Registrant’s registration statement.

Comment 14.	Please confirm that the Board does not expect to approve the imposition of any 12b-1 fees during the first 12 months of operations.

Response:	The Registrant so confirms.

Comment 15.	Please consider adding the following risk disclosures:

There can be no assurance an active trading market for such shares will develop or be maintained by market makers or authorized participants, and there are no obligations of market makers to make a market in the ETF’s shares or of authorized participants to submit purchase or redemption orders for Creation Units.

Decisions by market makers or authorized participants to reduce their role or “step away” from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying value of the ETF’s portfolio securities and the ETF’s market price.  This reduced effectiveness could result in ETF shares trading at a discount to its net asset value and also in greater than normal intraday bid/ask spreads for ETF shares.

Response:	The Trust does not consider the risks discussed in the above-referenced disclosures to be principal risks of investing in the Fund. However, a discussion of such risks has been added under a new heading entitled “Additional Non-Principal Risk Information” in the Prospectus in response to Item 9 of Form N-1A as follows:

Absence of a Prior Active Market. Although the Funds’ shares are approved for listing on the Exchange, there can be no assurance that an active trading market will develop and be maintained for Fund shares. There can be no assurance that a Fund will grow to or maintain an economically viable size, in which case such Fund may experience greater tracking error to its Index than it otherwise would at higher asset levels or the Fund may ultimately liquidate.

Authorized Participants, Market Makers, and Liquidity Providers Concentration Risk. The Funds have a limited number of financial institutions that may act as Authorized Participants (“Authorized Participants” or “APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Fund shares may trade at a material discount to NAV, greater than normal intraday bid/ask spreads may exist, and the Fund could possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

STATEMENT OF ADDITIONAL INFORMATION

Comment 16.
Under “Lending Portfolio Securities” in the SAI, please add disclosure that a Fund will recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the applicable security will occur.

Response:	The following disclosure has been added to the above-referenced section:

The Funds will generally seek to recall securities on loan to vote on matters if the result of the vote may materially affect the investment. However, in some circumstances the Funds may be unable to recall the securities in time to vote or may determine that the benefits to the Funds of voting are outweighed by the direct or indirect costs of such a recall. In these circumstances, loaned securities may be voted or not voted in a manner adverse to the best interests of the Funds.

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If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,
/s/ Michael D. Barolsky
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust

Appendix A

The following disclosure replaces the third through fifth paragraphs under “Principal Investment Strategies” in the Amendment.

Principal Investment Strategies

The Reality Shares Drone Index

The Index tracks the performance of the equity securities (or corresponding American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”) of companies across the globe (including in emerging markets) and across a wide variety of industries that are actively involved in drone technology and services (“DroneTech” and such companies, “DroneTech Companies”). The development, research, and utilization of drones requires a variety of specialized skills, technologies, and resources, and consequently, DroneTech Companies may include companies from industry groups as diverse as aerospace/defense, auto parts and equipment, commercial services, computers, electronics, machinery, manufacturing, semiconductors, and telecommunications.

The initial universe of DroneTech Companies is determined based on proprietary research and analysis conducted by the Research and Advisory Committee of Reality Shares, Inc., the Fund’s Index Provider (the “Index Provider”). The Index Provider uses a variety of independent, third-party resources for such analysis, including industry databases, regulatory agency public records, academic institution reports, and financial services applications and data sets to determine whether a company is actively involved in manufacturing, developing, and researching DroneTech (“Primary DroneTech Companies”) and to acquire the information used to weight the Index constituents.

The Index Provider then uses an independent, third-party database to identify companies in the Primary DroneTech Companies’ supply chains that derive more than 10% of their revenue from providing support services and supplies to Primary DroneTech Companies (“Secondary DroneTech Companies”).